UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

Interim Condensed Consolidated Financial Statements

Linx S.A.

As of and for the nine-months ended September 30, 2019

Contents

Interim consolidated statements of financial position	1
Interim consolidated statements of profit or loss	3
Interim consolidated statements of other comprehensive income	4
Interim consolidated statements of changes in equity	5
Interim consolidated statements of cash flows	6
Notes to interim condensed consolidated financial statements	7

Linx S.A.

Interim consolidated statement of financial position
As of September 30, 2019 and December 31, 2018
(In thousands of Brazilian reais)

	September 30, 2019	December 31, 2018
Assets
Current assets
Cash and cash equivalents (Note 6)	28,652	49,850
Financial assets (Note 7)	1,045,886	413,374
Trade accounts receivable (Note 8)	225,257	167,102
Recoverable taxes (Note 9)	29,610	35,094
Other receivables (Note 11)	27,798	33,084
Total current assets	1,357,203	698,504

Non-current assets
Trade accounts receivable (Note 8)	3,747	3,280
Deferred taxes (Note 19)	9,972	4,449
Other receivables (Note 11)	23,486	17,536
Property, plant and equipment, net (Note 12)	78,412	74,273
Intangible assets, net (Note 13)	1,000,657	849,634
Right-of-use (Note 3.3)	113,401	-
Total non-current assets	1,229,675	949,172

Total assets	2,586,878	1,647,676

See the accompanying notes to interim financial statements.

Linx S.A.

Interim consolidated statement of financial position
As of September 30, 2019 and December 31, 2018
(In thousands of Brazilian reais)

	September 30, 2019	December 31, 2018
Liabilities and shareholders' equity
Current liabilities
Suppliers	18,191	13,623
Loans and financing (Note 14)	40,561	40,720
Lease (Note 15)	14,426	-
Labor obligations (Note 16)	62,336	43,801
Taxes payable	29,329	13,455
Income tax and social contribution	1,877	1,206
Payables for the acquisition of businesses (Note 17)	52,758	57,099
Deferred revenue (Note 18)	34,755	40,053
Dividends payable	-	2,764
Other liabilities (Note 20)	35,916	7,979
Total current liabilities	290,149	220,700

Non-current liabilities
Loans and financing (Note 14)	178,963	209,261
Lease (Note 15)	99,062	-
Labor obligations (Note 16)	1,526	-
Payables for the acquisition of businesses (Note 17)	73,755	55,388
Deferred taxes (Note 19)	81,476	72,635
Deferred revenue (Note 18)	8,630	19,195
Provision for contingencies (Note 22)	23,593	10,960
Other liabilities (Note 20)	4,384	2,328
Total non-current liabilities	471,389	369,767

Shareholders' equity (Note 21)
Capital	645,447	488,467
Capital reserves	974,676	369,879
Profit reserves	180,841	179,457
Net income for the period	29,477	-
Additional dividends proposed	-	22,236
Other comprehensive income	(5,101)	(2,830)
	1,825,340	1,057,209

Total liabilities and shareholders' equity	2,586,878	1,647,676

See the accompanying notes to interim financial statements.

Linx S.A.

Interim consolidated statement of profit or loss
Three months and nine months periods ended September 30, 2019 and 2018
(In thousands of Brazilian reais)

	For the three months ended September 30,		For the nine months ended September 30,
	2019	2018	2019	2018

Net operating revenues (Note 23)	196,902	174,309	566,358	503,464

Operating income (expenses)
Cost of services rendered (Note 24)	(70,596)	(62,030)	(194,012)	(180,577)
General and administrative (Note 24)	(45,566)	(46,578)	(144,577)	(129,037)
Selling (Note 24)	(36,918)	(28,277)	(108,324)	(78,927)
Research and development (Note 13/24)	(25,532)	(20,008)	(64,017)	(54,264)
Other operating income (expenses), net (Note 24)	(8,718)	(1,387)	3,892	5,712
	(187,330)	(158,280)	(507,038)	(437,093)

Operating income	9,572	16,029	59,320	66,371

Net financial income (expenses)
Financial income (Note 25)	23,814	10,942	40,883	38,908
Financial expenses (Note 25)	(34,255)	(13,353)	(61,812)	(34,969)
	(10,441)	(2,411)	(20,929)	3,939

Income (loss) before income tax and social contribution	(869)	13,618	38,391	70,310

Income tax and social contribution - current (Note 19)	(831)	(2,791)	(5,466)	(6,051)
Income tax and social contribution - deferred (Note 19)	1,529	(1,790)	(3,448)	(10,422)

Net income (loss) for the period	(171)	9,037	29,477	53,837

Income (loss) per share
Basic earnings (loss) per share - in Reais (Note 27)	(0.0010)	0.0551	0.1765	0.3281
Diluted earning (loss) per share - in Reais (Note 27)	(0.0010)	0.0543	0.1680	0.3237

See the accompanying notes to interim financial statements.

Linx S.A.

Interim consolidated statements of other comprehensive income
Three months and nine months periods ended September 30, 2019 and 2018
(In thousands of Brazilian reais)

	For the three months ended September 30,		For the nine months ended September 30,
	2019	2018	2019	2018

Net income (loss) for the period	(171)	9,037	29,477	53,837

Other comprehensive income to be reclassified to income (loss) for the year in subsequent periods
Exchange differences on translation of foreign operations	(1,344)	(1,485)	(2,271)	(2,275)
Other comprehensive income of the associated company under the equity method	-	1,027	-	-

Total comprehensive income	(1,515)	8,579	27,206	51,562

See the accompanying notes to interim financial statements.

Linx S.A.

Consolidated statements of changes in shareholders' equity
Nine months ended September 30, 2019 and 2018
(In thousands of Brazilian reais)

		Capital reserves					Profit reserves
	Capital	Share Premium	Stock option plan	Treasury shares	Expenditures with issuance of shares	Total	Legal reserve	Profit retention	Total	Retained earnings	Other comprehensive income (loss)	Additional dividends proposed	Total

Balances at December 31, 2017	486,032	539,571	11,548	(33,887)	(37,423)	479,809	7,037	179,100	186,137	-	(247)	18,789	1,170,520

Prior-year adjustments
Effects from the first-time adoption of IFRS 9	-	-	-	-	-	-	-	(1,015)	(1,015)	-	-	-	(1,015)
Effects from the first-time adoption of IFRS 15	-	-	-	-	-	-	-	(38,542)	(38,542)	-	-	-	(38,542)
Opening balances at 01/01/2018, adjusted	486,032	539,571	11,548	(33,887)	(37,423)	479,809	7,037	139,543	146,580	-	(247)	18,789	1,130,963

Issuance of capital	2,435	-	-	-	-	-	-	-	-	-	-	-	2,435
Stock option plan	-	-	1,061	-	-	1,061	-	-	-	-	-	-	1,061
Repurchare of treasury shares	-	-	-	(39,127)	-	(39,127)	-	-	-	-	-	-	(39,127)
Additional dividend paid	-	-	-	-	-	-	-	-	-	-	-	(18,789)	(18,789)
Interest on capital	-	-	-	-	-	-	-	(11,000)	(11,000)	-	-	-	(11,000)
Effect from adoption of hyperrinflation	-	-	-	-	-	-	-	831	831	-	-	-	831
Loss due to corporate restructuring	-	-	-	-	-	-	-	(1,088)	(1,088)	-	-	-	(1,088)
Other comprehensive income	-	-	-	-	-	-	-	-	-	-	(2,275)	-	(2,275)
Net income for the period	-	-	-	-	-	-	-	-	-	53,837	-	-	53,837
Balances at September 30, 2018	488,467	539,571	12,609	(73,014)	(37,423)	441,743	7,037	128,286	135,323	53,837	(2,522)	-	1,116,848

Balances at December 31, 2018	488,467	539,571	16,104	(148,373)	(37,423)	369,879	7,037	172,420	179,457	-	(2,830)	22,236	1,057,209

Issuance of capital (Note 21)	156,980	-	-	-	-	-	-	-	-	-	-	-	156,980
Goodwill on capital subscription (Note 21)	-	682,454	-	-	-	682,454	-	-	-	-	-	-	682,454
Repurchase of shares (Note 21)	-	-	-	(26,403)	-	(26,403)	-	-	-	-	-	-	(26,403)
Expenses from issuance of shares (Note 21)	-	-	-	-	(58,827)	(58,827)	-	-	-	-	-	-	(58,827)
Distribution of dividends (Note 21)	-	-	-	-	-	-	-	-	-	-	-	(22,236)	(22,236)
Effect from adoption of hyperrinflation	-	-	-	-	-	-	-	1,384	1,384	-	-	-	1,384
Stock option plan (Note 28)	-	-	7,573	-	-	7,573	-	-	-	-	-	-	7,573
Exchange differences on translation of foreign operations	-	-	-	-	-	-	-	-	-	-	(2,271)	-	(2,271)
Net income for the period	-	-	-	-	-	-	-	-	-	29,477	-	-	29,477
Balances at September 30, 2019	645,447	1,222,025	23,677	(174,776)	(96,250)	974,676	7,037	173,804	180,841	29,477	(5,101)	-	1,825,340

See the accompanying notes to interim financial statements.

Linx S.A.

Interim consolidated statement of cash flows
Nine months ended September 30, 2019 and 2018
(In thousands of Brazilian reais)

	For the Nine months ended September 30,
	2019	2018
Cash flows from operating activities
Net income for the period	29,477	53,837
Adjustments to reconcile income to cash and cash equivalents generated by (used in) operational activities:
Depreciation and amortization (Note 3.3/12/13)	86,483	58,000
Addition to allowance for doubtful accounts (Note 8)	1,056	1,648
Losses (gains) on write-off/disposal of goods	2,306	9,787
Addition and (reversal) of adjustment to present value	6,287	(6,472)
Stock option plan	7,573	1,061
Financial expenses	26,493	18,422
Income tax and social contribution - deferred (Note 19)	3,448	10,422
Income tax and social contribution - current (Note 19)	5,466	6,051
Provisions for contingencies (Note 22)	2,336	(201)
Other operating income	(18,173)	(8,997)
Income from interest earning bank deposits	(27,629)	(21,781)
Effect from adoption of hyperinflation	(126)	-
Others	-	(1,168)
Change in operating assets and liabilities:
Trade accounts receivable	(58,829)	(38,450)
Recoverable taxes	5,354	(5,986)
Other credits and judicial deposits	(11,853)	(17,579)
Suppliers	2,048	5,276
Labor obligations	17,606	12,905
Taxes payable	13,805	(1,681)
Deferred income	(15,863)	(7,037)
Other accounts payable	27,918	(1,816)
Income tax and social contribution paid (Note 19)	(3,430)	(5,270)
Net income for the period	101,753	60,971

Cash flows from investing activities
Purchase of property, plant and equipment	(12,371)	(20,122)
Purchase of intangible assets	(64,616)	(40,054)
Acquisition of business, net of cash and cash equivalents acquired	(73,885)	(75,218)
Increase of financial assets	(1,191,239)	(391,636)
Proceeds from redemption of financial assets	586,448	581,654
Net cash flows used in investing activities	(755,663)	54,624

Cash flows from financing activities
Additions of loans and financing	63	44,468
Payments of loans and financing (Note 14)	(32,007)	(30,907)
Payments of leases (Note 15)	(11,413)	-
Paid advances right-of-use	(7,420)	-
Financial expenses paid (Note 14)	(13,559)	(6,862)
Payments for the acquisition of subsidiaries (Note 17)	(29,885)	(45,393)
Capital reserve (treasury shares)	(26,403)	(39,127)
Interest on equity paid	-	(11,000)
Expenses from issuance of capital	(58,827)	-
Proceeds from issuance of capital (Note 21)	156,980	2,435
Goodwill on capital subscription (Note 21)	682,454	-
Dividends paid	(25,000)	(23,000)
Net cast flows from (used in) financing activities	634,983	(109,386)

Foreign exchange gain or (loss) in cash and cash equivalents	(2,271)	(2,275)

Increase (decrease) in cash and cash equivalents	(21,198)	3,934

Cash and cash equivalents at the beginning of the period	49,850	42,918
Cash and cash equivalents at the end of the period	28,652	46,852

See the accompanying notes to interim financial statements.

Linx S.A.

Notes to interim condensed consolidated financial statements

September 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

1.  Operations

Linx S.A. (the “Company” or “Linx”), a Brazilian corporation, was incorporated in 1985 and is headquartered at Avenida Doutora Ruth Cardoso, 7221, 7º Andar, city and state of São Paulo, Brazil.

The Company and its subsidiaries (the “Group”) are focused on developing and providing affordable, easy-to-use, reliable and seamlessly integrated software solutions to retailers in Brazil, under a recurring subscription-based software revenue. Linx is a one-stop-shop that offers business management tools, payment solutions, e-commerce and omni-channel applications through a single integrated and ever-evolving platform to retailers of all sizes and capabilities.

The Group offers an integrated set of products which are divided into three product lines: Linx Core, Linx Digital and Linx Pay Hub. The Group initiates its operations through its Linx Core product, principally consisting of Linx’s management software solutions.  As part of the efforts to adapt to ever-evolving customer needs, the Group created its Linx Digital (e-commerce and omni-channel related products) and Linx Pay Hub (payments related products) product lines. The solutions the Group offers through the product lines are specially designed for the customers value chain ERP/POS offerings with the objective of developing a fully integrated ecosystem and becoming a one-stop-shop for retailers.  These products allows Linx to become a partner of choice to retailers by providing services that increase efficiencies, integrating digital and physical stores while ensuring a flexible payment solution suitable for each.

The Company became a publicly listed corporation in Brazil when its shares were listed on the New Market segment of São Paulo Stock Exchange B3 on February 8, 2013, trading under the ticker symbol “LINX3” and common shares through American Depositary Shares ("ADS") on the New York Stock Exchange ("NYSE") under the code "LINX" traded on June 26, 2019.

These interim condensed consolidated financial statements were approved by Management on November 13, 2019.

2.  Basis of preparation

            2.1    Basis of presentation

The interim condensed consolidated financial statements were prepared in accordance with IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB. The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2018.

Linx S.A.

Notes to interim condensed consolidated financial statements

September 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

All relevant pieces of information characteristic of interim financial statements, and only them, are being evidenced and correspond to those used by Management.

            2.2    Basis of measurement

The interim condensed consolidated financial statements have been prepared on a historical cost basis except for certain financial assets that have been measured at fair value.

            2.3    Functional and presentation currency

Interim condensed consolidated financial statements are presented in Brazilian reais (R$), the Company’s functional currency. Each entity of the Group determines its own functional currency and items included in the financial statements are measured using that functional currency, and for those entities whose functional currencies are different from the Brazilian real, the financial statements are translated into reais on the reporting date.

The Company’s interim condensed consolidated financial statements as of September 30, 2019 and December 31, 2018 and for the nine months periods ended September 30, 2019 and 2018 is presented in thousands of reais (unless otherwise stated).

            2.4    Use of estimates and judgments

The interim condensed consolidated financial statements were prepared in accordance with several measurement bases used in accounting estimates. The accounting estimates were based on objective and subjective factors, with a basis on Management's judgment for determination of the adequate amount to be recorded in the financial statements. Significant items subject to these estimates and assumptions include the selection of fixed assets and its recoverability in operations, evaluation of financial assets at fair value, credit risk analysis to determine the allowance for doubtful accounts, and the analysis of the remaining risks to determine other provisions, including for contingencies.

Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. Estimates and assumptions are reviewed by the Group at least annually.

3.  Significant accounting policies

The accounting policies have been consistently applied to all the periods presented in these interim condensed consolidated financial statements. The accounting policies have also been consistently applied by the Company’s subsidiaries.

Linx S.A.

Notes to interim condensed consolidated financial statements

September 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

            3.1    Presentation of segment information

The operating segment information is shown consistently with the internal report reviewed by the chief operating decision maker. The chief operating decision maker, in charge of allocating funds and evaluating performance of operating segments is the Executive Board, also in charge of the Group's strategic decision making. The Executive Board considers the whole Group as a single operating and reportable segment as it makes its operational and strategic decisions based on consolidated income (loss).

            3.2    Consolidation basis

The interim condensed consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of September 30, 2019 and December 31, 2018. Control is obtained when the Group is exposed, or entitled to, variable returns from its involvement with the investee, and has the ability to affect those returns through the power over the investee.

The interim condensed consolidated financial statements include information of Linx S.A. and its subsidiaries, as follows:

	Ownership percentage
	September30, 2019	December 31, 2018
Subsidiaries
Linx Sistemas e Consultoria Ltda.	99.99%	99.99%
Linx Telecomunicações Ltda.	99.99%	99.99%

Indirect subsidiaries
Napse S.R.L.	100.00%	100.00%
Synthesis Holding LLC.	100,00%	100,00%
Retail Renda Fixa Crédito Privado Fundo de Investimento	100,00%	100,00%
Sback Tecnologia da Informação Ltda.	100.00%	100.00%
DCG Soluções para Venda Digital S.A. (*)	-	100.00%
Linx Pay Meios de Pagamentos Ltda.	100.00%	100.00%
Hiper Software S.A. (**)	100.00%	-
Millennium Network Ltda. (**)	100.00%	-

 (*) Company merged into Linx Sistemas in 2019

 (**) Companies acquired by Linx Sistemas in 2019

The Company and its subsidiaries (jointly, “Group”) is the direct parent company of the following companies:

Linx S.A.

Notes to interim condensed consolidated financial statements

September 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

Linx Sistemas e Consultoria Ltda. (“Linx Sistemas”): is engaged in developing management software for the retail segment, providing technical support, advisory and training.

Linx Telecomunicações Ltda. (“Linx Telecomunicações”): engaged in the provision of telecommunication services in general, such as transmission of voice, data, images and sound by any means, including services of networks and circuits, telephony, by any systems, including via Internet.

It is the indirect subsiriaries company of the following companies:

Napse S.R.L. (“Napse”): operates in the development and sales of point-of-sale (POS) automation software, electronic payment solutions (TEF) and promotion engine for large retail chains in the main Latin American markets.

Synthesis Holding LLC. (“Synthesis”): holding company owned by Napse Group and parent company of Synthesis US LLC (United States of America), Synthesis I.T. and Retail Americas S.R.L. (Mexico).

Retail Renda Fixa Crédito Privado Fundo de Investimento (“Retail Renda Fixa”): Exclusive investment fund reserved for the investment operations of the Company and its subsidiaries.

Sback Tecnologia da Informação Ltda. (“Sback”): operates in the cloud platform leader in technologies of retention, reengagement and recapture through Big Data and Intelligence for engagement.

Linx Pay Meios de Pagamentos Ltda. (“Linx Pay”): operates with the purpose of aggregating all of the Company’s initiatives related to fintech such as TEF (payment gateway), DUO (Smart POS) and the newly launched Linx Pay Easy (sub-acquiring), besides the new products aligned with Linx’s strategic positioning in such area.

Hiper Software S.A. (“Hiper”): operates with the purpose solutions in the Software as a Service (SaaS) model that micro and small retailers.

Millennium Network Ltda. (“Millennium”): operating in the development of e-commerce platform, focused on the development of technology solution in the Software as a Service (SaaS) model allowing the retailer, along with other technologies, to offer the consumer an Omnichannel experience.

            3.3    New or revised standards adopted in 2019

These interim condensed consolidated financial statements have been prepared using accounting policies consistent with those adopted for the preparation of the financial statements for the year ended December 31, 2018 (Note 3 – “Significant Accounting Policies”) and must be reviewed together with these financial statements, as well as considering the new standards, interpretations and amendments that came into effect from January 1, 2019, described below:

Linx S.A.

Notes to interim condensed consolidated financial statements

September 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

Standards and amended standards
IFRS 16	Financial lease operations
IFRIC 23	Uncertainty related to income tax treatments
Amendments to IFRS 9	Characteristics of prepayment with negative remuneration
Amendments to IAS 28	Long-term Investment in Associated Companies and Joint Ventures
IFRS Standards Annual Improvements	Cycle 2015–2017
Amendments to IAS 19	Alteration of plan, Restriction or Settlement

The Group did not early adopt any other standards.  Unless as stated below, the adoption of a number of these standards, amendments and interpretations had no material impacts on the Company upon their first-time adoption:

IFRS 16 Leases

IFRS 16 supersedes IAS 17, Leases, IFRIC 4, D, SIC-15, Operating Leases-Incentives, and SIC-27, Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for most leases under a single on-balance sheet model.

Lessor accounting under IFRS 16 is substantially unchanged from IAS 17. Lessors will continue to classify leases as either operating or finance leases using similar principles as in IAS 17. Therefore, IFRS 16 did not have an impact for leases where the Group is the lessor.

The Group adopted IFRS 16 using the modified retrospective method of adoption with the date of initial application of 1 January 2019. Under this method, the standard is applied retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application. The Group elected to use the transition practical expedient allowing the standard to be applied only to contracts that were previously identified as leases applying IAS 17 and IFRIC 4 at the date of initial application. The Group also elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option.

The effect of adopting IFRS 16 as of January 1, 2019 (increase (decrease)) is as follows:

	Financial Statements disclosed on December 31, 2018	Impact concerning the adoption of IFRS 16	Financial statements – January 01, 2019
Assets
Advance	10,394	(10,394)	-
Other non-current assets	698,433	-	698,433
Current assets	708,827	(10,394)	698,433

Intangible assets	849,634	102,190	951,824
Other non-current assets	89,215	-	89,215
Non-current assets	938,849	102,190	1,041,039

Total assets	1,647,676	91,796	1,739,472

Liabilities
Leasing payable	-	6,531	6,531
Other current liabilities	220,700	-	220,700
Current liabilities	220,700	6,531	227,231

Leasing payable	-	85,265	85,265
Other non-current liabilities	369,767	-	369,767
Non-current liabilities	369,767	85,265	455,032

Shareholders' equity	1,057,209	-	1,057,209

Total liabilities and shareholders’ equity	1,647,676	91,796	1,739,472

Linx S.A.

Notes to interim condensed consolidated financial statements

September 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

Below we present the result for the nine-month period ended September 30, 2019, compared to the result that would be without the effects of these standards:

	Financial Statements disclosed on September 30, 2019	Impact concerning the adoption of IFRS 16	Financial Statements as of September 30, 2019 without effect of said standards
Income (loss)
Net revenue	566,358	-	566,358
Cost of services rendered	(194,012)	-	(194,012)
Gross income	372,346	-	372,346
Operating expenses	(313,026)	9,332	(303,694)
Income before financial income and expenses	59,320	9,332	68,652
Financial results	(20,929)	7,927	(13,002)
Income (loss) before taxes	38,391	17,259	55,650
Current and deferred income tax and social contribution	(8,914)	2,318	(6,596)
Net income	29,477	19,577	49,054

(a)  Nature of the effect of adoption of IFRS 16

The Group has lease contracts for various items of plant, equipment and other. Before the adoption of IFRS 16, the Group classified each of its leases (as lessee) at the inception date as either a finance lease or an operating lease. A lease was classified as a finance lease if it transferred substantially all of the risks and rewards incidental to ownership of the leased asset to the Group; otherwise it was classified as an operating lease. Before the adoption of IFRS 16, the Group had no financial leases. In an operating lease, the leased property was not capitalised and the lease payments were recognised as rent expense in the statement of profit or loss on a straight-line basis over the lease term. Any prepaid rent and accrued rent were recognised under Prepayments and Trade and other payables, respectively.

Upon adoption of IFRS 16, the Group applied a single recognition and measurement approach for all leases that it is the lessee, except for short-term leases and leases of low-value assets. The Group recognised lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

Linx S.A.

Notes to interim condensed consolidated financial statements

September 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

In accordance with the modified retrospective method of adoption, the Group applied IFRS 16 retrospectively with the cumulative effect of initially apply the standard as an adjustment at the date of initial application.

Leases previously accounted for as operating leases

The Group recognized right-of-use assets and lease liabilities for those leases previously classified as operating leases, except for short-term leases and leases of low-value assets. The right-of-use assets for most leases were recognized based on the carrying amount as if the standard had always been applied, apart from the use of incremental borrowing rate at the date of initial application. In some leases, the right-of-use assets were recognized based on the amount equal to the lease liabilities, adjusted for any related prepaid and accrued lease payments previously recognized. Lease liabilities were recognized based on the present value of the remaining lease payments, discounted using the incremental borrowing rate at the date of initial application.

The Group also applied the available practical expedients wherein it:

•        Used a single discount rate to a portfolio of leases with reasonably similar characteristics

•        Relied on its assessment of whether leases are onerous immediately before the date of initial application

•        Applied the short-term leases exemptions to leases with lease term that ends within 12 months at the date of initial application

•        Used hindsight in determining the lease term where the contract contains options to extend or terminate the lease

Based on the foregoing, as of January 1, 2019:

•        Right-of-use assets of R$102,190 were recognized and presented separately in the statement of financial position.

•        Other lease liabilities of R$91,796 were recognized and included in loans and financing subject to interest and a discount rate of 9.15%.

•        Prepayments of R$10,394 related to previous operating leases were derecognized.

(b)                     Summary of new accounting policies

Right-of-use assets

The Group recognises right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment.

Linx S.A.

Notes to interim condensed consolidated financial statements

September 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

Lease liabilities

At the commencement date of the lease, the Group recognises lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

Significant judgement in determining the lease term of contracts with renewal options

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Group has the option, under some of its leases to lease the assets for additional terms of three to five years. The Group applies judgement in evaluating whether it is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy).

Linx S.A.

Notes to interim condensed consolidated financial statements

September 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

(c)  Amounts recognized in the statement of financial position and profit or loss

Set out below, are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the period:

	Right-of-use assets
	Property for rent	Other equipment	Cloud (*)	Total	Lease liabilities
As of January 1, 2019	90,924	872	10,394	102,190	91,796
Additions	11,742	1,523	19,332	32,597	25,177
Write-offs	(132)	-	(509)	(641)	-
Depreciation expense (**)	(7,422)	(110)	(13,213)	(20,745)	-
Interest expense	-	-	-	-	7,928
Payments	-	-	-	-	(11,413)
As of September 30, 2019	95,112	2,285	16,004	113,401	113,488
(*) Leasing of cloud space (**) Average annual depreciation rate 10 to 33%

4.  Corporate restructuring

            4.1    Merger of DCG

On April 01, 2019, the merger of DCG Soluções para Venda Digital S.A., was effectively merged into the Company and its net assets were included in the consolidation by subsidiary Linx Sistema e Consultoria Ltda.

The table below shows the book value on February 28, 2019 of the merged net assets of DCG Soluções para Venda Digital S.A.:

Current Assets		Current Liabilities
Cash and cash equivalents	118	Suppliers	485
Financial assets	405	Loans and financing	233
Trade accounts receivable	1,848	Labor obligations	1,667
Recoverable taxes	38	Income tax and social contribution	321
Other receivables	20	Other liabilities	432
Total current assets	2,429	Total current liabilities	3,138

Non-Current Assets		Non-Current Liabilities
Property, plant and equipment, net	502	Loans and financing	488
Intangible assets, net	2,169	Other liabilities	54
Total non-current assets	2,671	Total non-current liabilities	542

		Shareholders' Equity
		Capital	12
		Capital reserves	2,945
		Profit reserves	(1,537)
			1,420

Total assets	5,100	Total liabilities and shareholders' equity	5,100

Linx S.A.

Notes to interim condensed consolidated financial statements

September 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

5.  Business combination

            5.1    Acquisition of Hiper

On April 2, 2019, Linx Sistemas e Consultoria Ltda., the Group’s wholly-owned subsidiary acquired 100% of the equity of Hiper Software S.A. ("Hiper" or acquired Group), which operates and develops SaaS solutions for micro and small retailers with more than 15,000 active customers in 2,000 municipalities and more than 600 distribution channels. The primary reason for the acquisition is to increase the penetration of TEF and Linx Pay, which represents an important growth opportunity for the Company.

The price was R$50,000 to be paid as follows:

(i) R$16,700 paid upon closing;

(ii) R$1,000 which will be paid after the sellers have confirmed the acquisition of the common shares issued by the Company;

(iii) Additional contingent consideration ("Payable for Acquisition of Business") up to R$32,300 (Fair value as of September 30, 2019 is R$28,105), divided into:

•     Upon the achieving of certain operating and financial goals in each year and payable in the subsequent year

o  2019 - R$2,000;

o  2020 - R$1,000;

o  2021 - R$27,000;

Linx S.A.

Notes to interim condensed consolidated financial statements

September 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

•     R$1,000 payable through the resolution of certain contingencies, updated in the IPC-A (IBGE) through its effective payment, maturing in 2021;

•     R$1,000 payable through the resolution of certain contingencies, updated in the IPC-A (IBGE) through its effective payment, maturing in 2024.

•     R$300 to guarantee the working capital for a period of six months, updated in the IPC-A (IBGE) through its effective payment, due in 2019.

The purchase consideration was calculated as follows:

Purchase consideration
Amount paid in cash	16,700
Amount to be paid in the acquisition of shares	1,000
Fair value of contingent consideration (Earn-out)	28,105
Total consideration	45,805

Analysis of the cash flow of the acquisition
Amount paid in cash	16,700
Net cash acquired	(937)
Cash flow from investing activities	15,763

            5.2    Acquisition of Millennium

On June 27, 2019, Linx Sistemas e Consultoria Ltda., the Group’s wholly-owned subsidiary acquired 100% of the equity of Millennium Network Ltda. ("Millennium" or acquired Group), which operates and develops SaaS solutions that enable the retailer, along with other technologies, to offer the consumer an omnichannel experience. The primary reason for the acquisition was to strengthen its omnichannel strategy, which is an important trend for retail and represents a great growth opportunity for the Company.

The price was R$107,436 and the price adjusted for the probability of reaching the contingent consideration was R$103,170, to be paid as follows:

(i) R$58,247 paid upon closing;

(ii) R$4,000 paid on August 30, 2019 after the sellers have confirmed the acquisition of the common shares issued by the Company;

(iii) R$558 paid on June 28, 2019;

(iv) Additional contingent consideration ("Payable for Acquisition of Business") up to R$40,365, (Fair value as of September 30, 2019 is R$29,499), divided into:

Linx S.A.

Notes to interim condensed consolidated financial statements

September 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

•     Upon the achieving of certain operating and financial goals in each year and payable in the subsequent year

o  2019 - R$1,644;

o  2020 - R$9,671;

o  2021 - R$8,223;

o  2022 - R$7,738;

o  2023 - R$7,089;

•     R$3,000 payable through the resolution of certain contingencies, updated in the IPC-A (IBGE) through its effective payment, maturing in 2021;

•     R$3,000 payable through the resolution of certain contingencies, restated in the IPC-A (IBGE) through its effective payment, maturing in 2024;

The purchase consideration was calculated as follows:

Purchase consideration
Amount paid at sight	58,247
Amount paid on August 30, 2019	4,000
Advocative hours	558
Fair value of the contingent consideration (Earn-out)	29,499
Total adjusted consideration (*)	92,304

Analysis of the cash flow of the acquisition
Amount paid in cash	58,247
Net cash acquired	(125)
Cash flow from investing activities	58,122

(*) The purchase price was deducted from the amount of R$2,200 relating to the debts assumed by Millennium in the acquisition

            5.3    Identifiable assets acquired and goodwill

Pursuant to IFRS 3 - Business, acquisitions are accounted for under the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated by total fair values of transferred assets, liabilities assumed on acquisition date from the former controlling shareholders of the acquiree issued in exchange for control of the acquiree.

The fair value of identifiable assets acquired in business combinations was measured and recognized at date of conclusion of the transaction:

Linx S.A.

Notes to interim condensed consolidated financial statements

September 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

Fair values recognized on acquisition	Hiper	Millennium	Total

Cash and cash equivalents	937	125	1,062
Accounts receivable	342	579	921
Other receivables	149	14	163
Current assets	1,428	718	2,146

Software (*)	5,025	6,147	11,172
Accounts receivable (*)	666	23,304	23,970
Property, plant and equipment	805	461	1,266
Intangible assets	568	120	688
Non-current assets	7,064	30,032	37,096

Suppliers	127	325	452
Loans and financing	-	443	443
Labor obligations	1,160	1,295	2,455
Tax liabilities	78	626	704
Other liabilities payable	3	301	304
Current liabilities	1,368	2,990	4,358

Other liabilities payable	-	1,679	1,679
Non-current liabilities	-	1,679	1,679

Fair value of assets acquired	8,492	30,750	39,242
Fair value of liabilities assumed	1,368	4,669	6,037
Total identifiable net assets	7,124	26,081	33,205

Acquisition price (**)	45,805	92,304	138,109

Goodwill (**)	38,681	66,223	104,904

(*) Value of added value of identifiable assets

(**) Net value of the AVP, of which R$4,195 refers to Hiper

(**) Net value of the AVP, of which R$10,866 refers to Millennium

Linx S.A.

Notes to interim condensed consolidated financial statements

September 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

            5.4     Assets acquired and liabilities assumed

The fair value of trade accounts receivable of the acquirees is R$921. The gross amount of trade accounts receivable is R$3,694.

Goodwill totaling R$104,904 comprises future economic benefits stemming from synergies resulting from the acquisitions. Goodwill is expected to generate future tax benefits.

Since the date of acquisition, the acquired companies contributed to the Company with net revenue of R$12,740 and pre-tax profit of R$1,210.

At the conclusion date of the preparation of these interim condensed consolidated financial statements, the Group is in the process of reviewing and adjusting the determination of the fair value of the identifiable assets acquired and the liabilities assumed from the acquireees. This analysis is be expected to be completed shortly, as soon the Management has all relevant information of the facts, not exceeding a maximum period of 12 months from the acquisition date.

6.  Cash and cash equivalents

	September 30, 2019	December 31, 2018

Cash and banks – denominated in R$	7,173	17,499
Cash and banks – denominated in US$	17,077	27,923
Short-term interest earning bank deposits	4,402	4,428
	28,652	49,850

Highly liquid short-term interest earning bank deposits are promptly convertible into a known amount of cash and subject to minimal risk of change of value.

Short-term interest earning bank deposits refer to Fixed Income Funds accruing interest at 99.66% of the benchmark Interbank Deposit Certificate (CDI).

The exposure of the Company and its subsidiaries to risk and the sensitivity analysis are disclosed in Note 26.8.

7.  Financial assets

Type	Name	Date of investment	Maturity	Average yield in relation to CDI (%)	September 30, 2019	December 31, 2018

Fund	Retail - Private Fixed-Income Credit	02/22/2018	Indefinite	103.12%	1,010,090	396,389
Fund	Fixed Income	11/27/2018	09/01/2025	103.55%	25,783	16,088
Other	Time Deposit	07/24/2019	10/23/2019	-	10,013	-
Other Funds	Other Funds	-	-	-	-	897
					1,045,886	413,374

Linx S.A.

Notes to interim condensed consolidated financial statements

September 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

Investment fund breakdown is follows:

Type	Code	Date of investment	Issue	Maturity	Index	Amount of the investment	December 31, 2018

Fixed income	LF¹	10/21/2016–03/19/2018	10/21/2016–03/19/2018	04/22/2019–06/09/2020	CDI D 101.75–104.5%	21,700	25,033
Fixed income	LFS²	02/15/2013	01/16/2013	01/15/2019	CDI D 111%	8,453	16,166
Fixed income	Eligible LFS²	08/01/2018	08/01/2018	08/01/2025	CDI D 108.75%	5,100	5,273
Fixed income	LFT³	10/03/2016–12/21/2018	07/01/2000–01/05/2018	09/01/2021–03/01/2024	LFT / SELIC	65,133	69,779
Fixed income	LTN⁴	12/31/2018	12/31/2018	07/01/2020	PRE 6.40% p.a.	45,303	45,303
Investment fund	Other funds⁵	-	-	-	-	235,767	235,767
Fixed income	LAMDI⁶	11/27/2018–12/03/2018	11/27/2018–12/03/2018	11/29/2019–12/03/2019	CDI 103.0–103.75%	16,000	16,088
							413,409

					Fund expenses		(36)
					Treasury balance		1
							413,374

Type	Code	Date of investment	Issue	Maturity	Index	Amount of the investment	September 30, 2019
Fixed income	LF¹	01/23/2019 - 09/13/2019	07/14/2017 - 09/13/2019	01/17/2020 - 09/13/2022	CDI D 101,25 – 105.5%	145,113	147,508
Fixed income	Eligible LFS²	08/01/2018	08/01/2018	08/01/2025	CDI D 108.75%	5,100	5,554
Fixed income	LFT³	02/22/2018 - 08/22/2019	01/13/2017 - 05/20/2019	03/01/2023 - 09/01/2025	SELIC	116,910	119,514
Public Treasury	LTN⁴	09/30/2019	09/30/2019	07/01/2020	PRE 5.40% p.a.	139,562	139,562
Investment fund	Other funds⁵	-	-	-	-	598,612	598,612
Time Deposit	Other funds⁵	07/24/2019 - 09/23/2019	07/24/2019 - 09/23/2019	10/22/2019 - 10/23/2019	-	10,013	10,013
Fixed income	LAMDI⁶	11/27/2018 a 02/26/2019	11/27/2018 - 02/26/2019	11/29/2019 - 02/28/2020	CDI 103 – 103.75%	21,000	22,053
Fixed income	LFDI⁷	05/22/2019	05/22/2019	05/24/2021	CDI 105%	2,000	2,046
Fixed income	CDBDI⁸	05/23/2019	05/23/2019	05/25/2020	CDI 103.75%	1,000	1,023
							1,045,885

					Treasury balance		1
							1,045,886

1 Financial Letter issued by banks with good credit rating and CDI-based income

2 Subordinated Financial Letter issued by banks with good credit rating and CDI-based income. The LFS has a clause of subordination to the payment of unsecured creditors in case of liquidation of the institution

3 Financial Treasury Letter issued by the Brazilian government and is a floating rate bond, whose profitability follows the variation of the SELIC rate, the basic interest rate of the economy

4 National Treasury Bond are securities issued by the Brazilian government with fixed yield (fixed rate) at the time of purchase

5 Quotas of two low-risk funds: (i) Itaú Investment Grade RF Private Credit FI which aims to exceed the CDI in the long run. To this end, the fund manager adopts an active management strategy by allocating its resources in federal public securities and in private securities issued by companies that has a low credit risk granted by at least two of the following credit rating agencies: Fitch Ratings, Moody's or Standard and Poors. Additionally, the fund may be exposed to the spot market and/ or fixed interest rate derivatives. The fund portfolio may consist of up to 100% in private securities; and (ii) Special Referenced DI FI which has the objective of monitoring CDI variation by investing at least 95% of its resources in securities or operations linked to this indicator. The fund portfolio may consist of government securities and up to 50% in private securities whose issuer is classified in the low credit risk category

Linx S.A.

Notes to interim condensed consolidated financial statements

September 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

6 Commercial Leasing Letter from Banco Safra with yield linked to the CDI

7 Financial letter issued by the Safra bank, low risk and long term and CDI-based income

8 Certificate of bank deposit issued by Banco Safra, low risk and fixed rate remuneration linked

Management’s policy is to use these funds for specific payments, such as for the acquisition of businesses and payment of interest on equity, and not to use these funds to cover operating cash flow needs.

The exposure of the Group to risk and the sensitivity analysis are disclosed in Note 26.8.

8.  Trade accounts receivable

	September 30, 2019	December 31, 2018
Trade notes receivable:
Falling due	203,816	148,502
Overdue	30,993	26,557
	234,809	175,059

(-) Allowance for doubtful accounts	(5,271)	(4,215)
(-) Adjustment to present value	(534)	(462)
	229,004	170,382

Current	225,257	167,102
Non-current	3,747	3,280

The net titles of allowance are as follows:

	September 30, 2019	December 31, 2018
Days:
Falling due	203,088	151,795
1–30	14,266	9,666
31–60	3,468	3,226
61–90	3,271	2,841
91–180	4,911	2,855
	229,004	170,383

The Company and its subsidiaries constitute an allowance for doubtful accounts losses considering the history of losses by maturity, being considered sufficient by the Company to cover possible losses. The Company also records a provision for expected losses in trade accounts receivable that comprise its outstanding receivables base. Management believes that the risk related to trade accounts receivable is generally mitigated by the fact that the Company's customer mix is diluted.

The changes in the allowance for doubtful accounts losses is as follows:

	September 30, 2019	December 31, 2018

Opening balance	(4,215)	(1,183)
Initial adoption of IFRS 9 as of January 1, 2018	-	(1,539)
Addition of provision	(4,350)	(5,734)
Use/reversal	3,294	4,241
Closing balance	(5,271)	(4,215)

Linx S.A.

Notes to interim condensed consolidated financial statements

September 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

9.  Recoverable taxes

	September 30, 2019	December 31, 2018

Brazilian State VAT (ICMS)	5,080	4,286
Withholding taxes and contributions	20,015	29,272
Brazilian Federal Revenues Taxes (PIS and COFINS)	1,419	456
Other	3,096	1,080
	29,610	35,094

10.  Related parties

        10.1    Equity balances

       10.1.1                 Debts with related parties

	September 30, 2019		December 31, 2018
	Current	Non-current	Current	Non-current
Linx Sistemas e Consultoria Ltda.	1,222	-	-	-
	1,222	-	-	-

Amounts payable passed on to Linx S.A. of expenses related to the inflow of funds after the commencement of trading of common shares through American Depositary Shares ("ADS") on the New York Stock Exchange ("NYSE").

        10.2    Remuneration of key management personnel

Compensation of key management personnel of the Group (08 persons in 2019 and 2018, respectively) for the periods ended September 30, 2019 and 2018 is as follows:

	September 30, 2019	September 30, 2018

Short-term employee benefits	10,447	9,950
Share-based payment transactions	5,334	2,809
	15,781	12,759

Linx S.A.

Notes to interim condensed consolidated financial statements

September 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

11.  Other receivables

	September 30, 2019	December 31, 2018

Prepaid expenses - Services	12,141	21,696
Indemnification assets from business combinations (*)	13,765	13,560
Advance to suppliers	4,019	7,102
Advance to employees, vacations and 13th salary	15,424	2,619
Other (**)	5,935	5,643
	51,284	50,620

Current assets	27,798	33,084
Non-current assets	23,486	17,536

(*) Refers to indemnification assets for contingent liabilities acquired upon the business combination of Direção, Spress, Rezende, Liderança, Quadrant, CSI, LZT, BR Coelho, Big Automação, Intercamp, Percycle, Itec, DCG and Napse

(**) Refers to advances to expenses and judicial deposits

12.  Property, plant and equipment

a) Breakdown – 2018

	December 31, 2018
	Cost	Accumulated depreciation	Net amount
Computers and electronics	46,255	(33,310)	12,945
Vehicles	9,871	(4,777)	5,094
Furniture and fixtures	15,135	(6,102)	9,033
Facilities, machinery and equipment	37,353	(15,319)	22,034
Leasehold improvements	36,002	(14,519)	21,483
Real estate	3,350	(671)	2,679
Other components	1,005	-	1,005
Total	148,971	(74,698)	74,273

b) Breakdown – 2019

	September 30, 2019
	Cost	Accumulated depreciation	Net
Computers and electronics	56,676	(37,010)	19,666
Vehicles	10,417	(5,149)	5,268
Furniture and fixtures	15,923	(7,061)	8,862
Facilities, machinery and equipment	38,052	(17,654)	20,398
Leasehold improvements	37,336	(16,736)	20,600
Fixed assets in progress	32	-	32
Real estate	3,350	(771)	2,579
Other components	1,007	-	1,007
Total	162,793	(84,381)	78,412

Linx S.A.

Notes to interim condensed consolidated financial statements

September 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

Changes in property and equipment balances -

	Cost
	December 31, 2018	Additions (*)	Adding acquisition	IAS 29 (**)	Disposals	September 30, 2019

Computers and electronics	46,255	9,824	760	463	(626)	56,676
Vehicles	9,871	1,728	-	29	(1,211)	10,417
Furniture and fixtures	15,135	470	288	39	(9)	15,923
Facilities, machinery and equipment	37,353	934	135	434	(804)	38,052
Leasehold improvements	36,002	1,210	429	-	(305)	37,336
Fixed assets in progress	-	32	-	-	-	32
Real estate	3,350	-	-	-	-	3,350
Other components	1,005	-	2	-	-	1,007
Total	148,971	14,198	1,614	965	(2,955)	162,793

(*) In the statement of cash flow, only additions with cash disbursement are being considered as investment activities

(**) Amounts referring to update IAS 29 (hyperinflation) in Napse Argentina

	Accumulated depreciation
	December 31, 2018	Depreciation expense	September 30, 2019

Computers and electronics	(33,310)	(3,700)	(37,010)
Vehicles	(4,777)	(372)	(5,149)
Furniture and fixtures	(6,102)	(959)	(7,061)
Facilities, machinery and equipment	(15,319)	(2,335)	(17,654)
Leasehold improvements	(14,519)	(2,217)	(16,736)
Real estate	(671)	(100)	(771)
Total	(74,698)	(9,683)	(84,381)

Depreciation expense is recognized under “Operating, general and administrative expenses” in the statement of profit or loss.

13.  Intangible

a)     Breakdown – 2018

	December 31, 2018
	Cost	Accumulated amortization	Net amount

Software (i)	62,832	(31,400)	31,432
Software development (ii)	15,633	-	15,633
Software developed (iii)	157,338	(121,662)	35,676
Software development – capitalized interest	8,785	(4,728)	4,057
Brands acquired	46,188	(4,076)	42,112
Acquired Technology	130,133	(90,322)	39,811
Client portfolio – acquisitions	136,767	(63,455)	73,312
Goodwill	607,599	-	607,599
Other	2	-	2
Total	1,165,277	(315,643)	849,634

Linx S.A.

Notes to interim condensed consolidated financial statements

September 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

(i)        Software acquired for the usage of the Company’s employees for internal purposes

(ii)       Software under internal development which is not available for use

(iii)      Software internally developed and available for use

b) Breakdown – 2019

	September 30, 2019
	Cost	Accumulated amortization	Net amount

Software (i)	85,884	(40,566)	45,318
Software development (ii)	23,061	-	23,061
Software developed (iii)	181,412	(142,829)	38,583
Software development – capitalized interest	18,351	(6,954)	11,397
Brands acquired	46,190	(4,797)	41,393
Acquired Technology	141,305	(100,607)	40,698
Client portfolio - acquisitions	160,646	(74,785)	85,861
Goodwill	714,344	-	714,344
Other	2	-	2
Total	1,371,195	(370,538)	1,000,657

(i)        Software acquired for the usage of the Company’s employees for internal purposes

(ii)       Software under internal development which is not available for use

(iii)      Software internally developed and available for use

Changes in intangible assets balances -

	Cost
	December 31, 2018	Addition (*)	IAS 29 (***)	Adding acquisition	Business combination (**)	Disposals	September 30, 2019

Software (i)	62,832	21,948	1,109	-	545	(550)	85,884
Software development (ii)	15,633	7,428	-	-	-	-	23,061
Software developed (iii)	157,338	24,074	-	-	-	-	181,412
Software development – capitalized interest	8,785	9,566	-	-	-	-	18,351
Brands acquired	46,188	-	2	-	-	-	46,190
Acquired Technology	130,133	-	-	11,172	-	-	141,305
Client portfolio - acquisitions	136,767	-	-	23,970	-	(91)	160,646
Goodwill (*)	607,599	1,841	-	104,904	-	-	714,344
Other	2	-	-	-	-	-	2
Total	1,165,277	64,857	1,111	140,046	545	(641)	1,371,195

(i)        Software acquired for the usage of the Company’s employees for internal purposes

(ii)       Software under internal development which is not available for use

(iii)      Software internally developed and available for use

(*)       In the statement of cash flow, only additions with cash disbursement are being considered as investment activities

Linx S.A.

Notes to interim condensed consolidated financial statements

September 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

(**)      Amounts referring to goodwill, client portfolio and technology in the acquisitions of Hiper and Millennium companies in the 2nd quarter of 2019

(***)    Amounts referring to update of IAS 29 (hyperinflation) in Napse Argentina

	Accumulated amortization
	December 31, 2018	Amortization expense	Addition / Acquisition	Disposals	September 30, 2019

Software (i)	(31,400)	(9,068)	(423)	325	(40,566)
Software developed (ii)	(121,662)	(21,167)	-	-	(142,829)
Software development – capitalized interest	(4,728)	(2,226)	-	-	(6,954)
Brands acquired	(4,076)	(721)	-	-	(4,797)
Acquired Technology	(90,322)	(10,285)	-	-	(100,607)
Client portfolio - acquisitions	(63,455)	(11,330)	-	-	(74,785)
Total	(315,643)	(54,797)	(423)	325	(370,538)

(i)        Software acquired for the usage of the Company’s employees for internal purposes

(ii)       Software internally developed and available for use

        13.1    Software development

The activity of the subsidiary Linx Sistemas e Consultoria Ltda. assumes the continuous development of new systems and applications aimed at increasing the range of options to the current clients and potential new clients, in view of the increasing market demand for computerized solutions for the businesses in general. In this context, several projects intended for client systems and applications are being developed. The amounts recorded in intangibles correspond to portion of the cost of the project development department, determined based on the number of hours of the respective employees. Each project is amortized as from the moment the asset is available for use for an average period of three years, which according to management, reflects the expected period of financial return of the projects.

In the period ended September 30, 2019, the amount of R$64,017 (R$54,264 on September 30, 2018) was recognized in income (loss) for the period, and was related to research and maintenance of the software developed.

14.  Loans and financing

Type	Charges (*)	Effective rate	Maturity	Covenants	September 30, 2019	December 31, 2018

Loan – BNDES bank	TLP + Spread 1.37% p.a.	-	12/31/2027	14.2 (a)	147,185	146,602
Loan – BNDES bank	TJLP + 1.67% p.a.	9.446%	02/15/2021	14.2 (b)	37,736	57,526
Loan – BNDES bank	TJLP + 1.96% p.a.	9.751%	03/15/2022	14.2 (c)	34,380	44,560
Loan – BNDES bank	TJLP + 1.00% p.a.	8.768%	09/16/2019		-	528
Loan – Itaú bank	TJLP + 7.20% p.a.	8.447%	04/16/2021		175	761
Loan – BNDES bank	13.70% p.a.	20.71%	10/15/2019		11	-
Other					37	4
					219,524	249,981

Current liabilities					40,561	40,720
Non-current liabilities					178,963	209,261

Linx S.A.

Notes to interim condensed consolidated financial statements

September 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

(*) TJLP and TLP are long-term interest rates set by the National Monetary Council of Brazil

Prevailing loan contracts do not have assets pledged in guarantee.

The maturity profile of the Group’s non-current liabilities is as follows:

Period	September 30, 2019	December 31, 2018

2020	9.683	40,012
2021	39.412	39,387
2022	24.502	24,615
2023	21.002	21,043
2024	21.002	21,043
2025	21.002	21,043
2026	21.002	21,043
2027	21.358	21,075
	178,963	209,261

Changes in loans and financing are shown below:

	September 30, 2019	December 31, 2018

Previous balance	249,981	97,288
Funds from acquisition of subsidiaries	443	1,097
Additions of loans and financing	63	191,837
Financial charges	14.603	9,658
Financial charges paid	(13.559)	(9,048)
Payments of loans and financing	(32.007)	(40,851)
	219.524	249,981

        14.1    Covenants

(a)   The BNDES loan raised on December 13, 2018 has financial covenant requiring early repayment. The following indices should be determined on a semi-annual basis:

(i)       General Indebtedness / total assets: equal or less than 60%;

(ii)      Net debt / EBITDA: equal or less than 2.0;

In order to determine the indices, the following definitions and criteria should be adopted:

•  General indebtedness: Total current and non-current liabilities

Linx S.A.

Notes to interim condensed consolidated financial statements

September 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

•  Net debt: The total balance of consolidated onerous debts of the Intervening Party, including loans and financing; loans, issuance of fixed-income securities, promissory notes and debentures, convertible or not, in the local or international capital market, and the sale or assignment of future receivables if they are recorded as liabilities; and other financial operations and debts of the Group, recorded in current and non-current liabilities, net of Cash and cash equivalents (cash and interest earning bank deposits).

•  EBITDA: Operating income (loss) before interest, income tax, depreciation and amortization;

In the hypothesis that levels established in the item VII of the Clause Nine (Obligations If the financial covenants are breached), the Group must present, within 120 days counted as of notification date, in written, from BNDES, real guarantees accepted by BNDES at an amount corresponding to at least 130% of financing value or deriving debt, except if within that period, above mentioned levels were re-established.

We detected no event of non-compliance with covenants at September 30, 2019.

(b)   The BNDES loan raised on October 28, 2014 has financial covenant requiring early repayment if breached. During the contractual period, two of the following ratios, calculated semi-annually in the consolidated statements, should be maintained:

(i)       General Indebtedness / total assets: equal or less than 60%;

(ii)      Net debt / EBITDA: equal or less than 2.0;

(iii)    EBITDA / Net operating income: equal or higher than 20%.

In order to determine the indices, the following definitions and criteria should be adopted:

•        EBITDA: Income (loss) before interest, income tax, depreciation and amortization;

•        Net debt: balances of the consolidated onerous debts, including loans and financing; loans, issuance of fixed-income securities, promissory notes and debentures, convertible or not, in the local or international capital market, and the sale or assignment of future receivables if they are recorded as liabilities; and other financial operations and debts of the Group, recorded in current and non-current liabilities, net of Cash and cash equivalents. In order to calculate this ratio, we will not consider the amounts classified as Payables for the acquisition of businesses in the statement of financial position as Net Debt.

If the financial covenants are breached, the Group must present, within 180 days counted as of default date, real guarantees accepted by BNDES at an amount corresponding to at least 130% of financing value or deriving debt, or present a bank guarantee to be provided by the financial institution at BNDES criteria, and it is in financial economic situation assuring the degree of notorious solvency, the total amount of the debt, except if within that period, above mentioned levels were re-established.

Linx S.A.

Notes to interim condensed consolidated financial statements

September 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

We detected no event of non-compliance with covenants at September 30, 2019.

(c)   The BNDES loan raised on December 11, 2015 has financial covenant requiring early repayment if breached. During the contractual period, two of the following ratios, calculated semi-annually in the consolidated statements, should be maintained:

(i)       General Indebtedness / total assets: equal or less than 60%;

(ii)      Net debt / EBITDA: equal or less than 2.0;

(iii)    EBITDA / Net operating income: equal or higher than 20%.

In order to determine the indices, the following definitions and criteria should be adopted:

•        EBITDA: earnings before interest, income tax, depreciation and amortization;

•        Net debt: Balances of the consolidated onerous debts, including loans and financing; loans, issuance of fixed-income securities, promissory notes and debentures, convertible or not, in the local or international capital market, and the sale or assignment of future receivables if they are recorded as liabilities; and other financial operations and debts of the Group, recorded in current and non-current liabilities, net of Cash and cash equivalents. In order to calculate this ratio, we will not consider the amounts classified as Payables for the acquisition of businesses in the statement of financial position as Net Debt.

If the financial covenants are breached, the Group must present, within 180 days counted as of default date, real guarantees accepted by BNDES at an amount corresponding to at least 130% of financing value or deriving debt, or present a bank guarantee to be provided by the financial institution at BNDES criteria, and it is in financial economic situation assuring the degree of notorious solvency, the total amount of the debt, except if within that period, above mentioned levels were re-established.

We detected no event of non-compliance with covenants at September 30, 2019.

15.  Lease

	September 30, 2019	January 01, 2019

Property lease	97,713	90,924
Equipment lease	2,237	872
Cloud lease	13,538	-
	113,488	91,796

Current liabilities	14,426	6,531
Non-current liabilities	99,062	85,265

Linx S.A.

Notes to interim condensed consolidated financial statements

September 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

Changes in lease liabilities are:

	January 1, 2019	Addition	Payments	Interest	Exchange Variation	September 30, 2019
Property lease	90,924	11,768	(11,188)	6,186	23	97,713
Equipment lease	872	1,523	(225)	67	-	2,237
Cloud lease	-	11,886	-	807	845	13,538
Total	91,796	25,177	(11,413)	7,060	868	113,488

As of September 30, 2019, leases have an average repayment term of 8.5 years (January 1, 2019 - 8.3 years).

Future payments and the present value of lease payments are as follows:

Períod	September 30, 2019	January 01, 2019

2020	11,241	14,154
2021	16,523	14,155
2022	16,103	14,155
2023	16,103	14,153
2024	15,182	13,254
2025	15,182	13,254
2026	15,182	13,254
2027	15,182	13,254
2028	15,182	13,254
2029	687	-
Lease payment	136,567	122,887
Financial charges	(37,505)	(37.622)
Present value of lease payments	99,062	85,265

16.  Labor obligations

Linx S.A.

Notes to interim condensed consolidated financial statements

September 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

	September 30, 2019	December 31, 2018

Provision for 13th salary and payroll charges	45,828	26,542
Social security payable	7,656	6,673
Provision for profit sharing	3,227	3,876
Severance fund contributions payable	2,062	2,137
Salaries payable	2,677	1,344
Other	2,412	3,229
	63,862	43,801

Current liabilities	62,336	43,801
Non-current liabilities (*)	1,526	-

(*) R$952 - installment of INSS (Millennium company) and R$574 - provision for deferred share charges.

17.  Payable accounts for the acquisition of businesses

Payables related to business acquisitions refer to amounts due to the previous owners for the acquisition of shares or quotas representing the capital of these companies. Debts are indexed to inflation indices under contractual clauses and mature as follows:

	September 30, 2019	December 31, 2018

Installments not subject to restatement (*)	87,841	46,542
Napse installments indexed to exchange-rate change and LIBOR	32,426	41,951
Installments indexed to the change in the CDI	3,298	3,608
Installments indexed to the change in the extended consumer price	13,865	22,774
Installments indexed to the change in the IGPM	8,006	7,690
Adjustment to present value (**)	(18,923)	(10,078)
	126,513	112,487

Current liabilities	52,758	57,099
Non-current liabilities	73,755	55,388

(*) Amounts referring to fixed monthly contractual installments and earn-outs (reviewed annually)

(**) Amounts referring to the AVP on the fixed monthly contractual installments and earn-outs

The amount classified in non-current liabilities mature as follows:

Period	September 30, 2019	December 31, 2018

2020	25,506	35,373
2021	29,004	14,225
2022	15,695	5,065
2023	3,223	725
2024	327	-
	73,755	55,388

Linx S.A.

Notes to interim condensed consolidated financial statements

September 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

Of total amount payable as of September 30, 2019, R$125,410 is related to contingent consideration (R$111,545 as of December 31, 2018). The Group expects to fully settle amounts related to contingent considerations, and there were no significant changes in expectations of payout in relation to prior year. The fair value of these obligations also considered a market interest rate (Selic). The fair value of contingent consideration is classified as a level 3 fair value measurement (Note 26.7).

The changes in the payables related to business acquisitions are shown as follow:

	September 30, 2019	December 31, 2018

Previous balance	112,487	130,767
Addition due to acquisition (*)	63,162	38,881
Payment of principal and interest	(29,885)	(45,878)
Accrued interest	10,177	3,057
Contingencies resolved and paid (**)	(11,255)	(5,343)
Earn-Out reversed (***)	(18,173)	(8,997)
	126,513	112,487

(*) Additions arising from the acquired companies of R$29,105 Hyper and R$34,057 Millennium

(**) Contingencies arising from the acquired companies, offset by the amounts that the Group has to pay to former management

(***) Amounts refer to unrealized earn-out reversal of the acquired companies Neemu, Napse, Percycle, Sback, Itec and Único

18.  Deferred revenue

	September 30, 2019	December 31, 2018

Revenue from services	13,217	8,902
Revenue from subscriptions	30,168	50,346
	43,385	59,248

Current	34,755	40,053
Non-current	8,630	19,195

19.  Income tax and social contribution

        19.1    Income tax and social contribution expense

	September 30, 2019	September 30, 2018

Current tax
Current tax on income for the period	(5,466)	(6,051)
Deferred tax
Deferred tax on income for the period	(3,448)	(10,422)
Income tax and social contribution expense	(8,914)	(16,473)

Linx S.A.

Notes to interim condensed consolidated financial statements

September 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

The reconciliation between the tax expense as calculated by the combined nominal rates and the income tax and social contribution expense charged to income is presented below:

	September 30, 2019	September 30, 2018

Income (loss) before income tax and social contribution	38,391	70,309

Statutory rate income tax and social contribution	34%	34%

Income tax and social contribution at the rate of 34%	(13,053)	(23,905)

Permanent differences
Permanent additions (gifts, fines and nondeductible expenses)	(221)	3,745
Law 11,196/05 (research and development incentive)	8,569	6,297
Earnings Abroad	(2,183)	-
Share issue expense	-	-
Tax loss (offsetting and recording)	-	663
Difference income tax and social contribution difference by the deemed profit	(13)	2,548
Effects of tax rates of foreign subsidiaries	(1,429)	(4,238)
Other net differences	(584)	(1,583)
Income tax expense	(8,914)	(16,473)
Effective rate	23%	23%

        19.2    Deferred taxes

Deferred income tax and social contribution are recorded so as to reflect future tax effects on temporary differences between assets and liabilities tax base and the corresponding carrying amount.

Temporary deferred income tax and social contribution are as follows:

	September 30, 2019	December 31, 2018

Deferred income tax and social contribution on tax loss carryforwards	9,383	4,279
Stock option plan	529	56
Deferred income tax and social contribution on stock issue expenses	-	-
Inc. tax and soc. contr. on companies abroad	42	110
Deferred Inc. tax and soc. contr. about initial adoption IFRS 9 and IFRS 15	2	1
Provision for adjustment to fair value	2	3
Other provisions	14	-
Total net deferred income tax and social contribution (assets)	9,972	4,449

Linx S.A.

Notes to interim condensed consolidated financial statements

September 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

	September 30, 2019	December 31, 2018

Tax goodwill	(90,977)	(72,425)
Intangible assets	(26,328)	(31,161)
Deferred revenue	10,141	17.004
Deferred IFRS 16	2,318	-
Inc. tax and soc. contr. on companies abroad	(453)	(283)
Tax loss and negative basis	10,792	3,953
Allowance for doubtful accounts	256	620
Provision for post-employment benefits	411	411
Provision for contingencies	1,604	809
Payables for the acquisition of businesses	4,159	2,019
Stock option plan	4,543	2,235
Provision of bonuses and overtime	1,047	1,993
Other provisions	1,011	2,190
Total net deferred income tax and social contribution (liabilities)	(81,476)	(72,635)

20.  Other liabilities

	September 30, 2019	December 31, 2018

Accounts payable to merchants (*)	28,448	2,215
Interest on advances on assignment of receivables	3,017	-
Customer anticipations	1,837	1,420
Post-employment benefit	1,210	1,210
Taxes and contributions installment	609	-
Others (**)	5,179	5,462
	40,300	10,307

Current liabilities	35,916	7,979
Noncurrent liabilities	4,384	2,328

Linx S.A.

Notes to interim condensed consolidated financial statements

September 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

(*) Amounts referring to Linx Pay operation (start of operation in September / 2018)

(**) Refers substantially to other liabilities of Napse in the amount of R$3,836 (R$4,603 at December 31, 2018)

21.  Shareholders' equity

        21.1    Capital

The Company is authorized to increase capital by up to R$1,000,000, irrespective of amendments to its articles of incorporation and bylaws, as deliberated by the Board of Directors.

Capital solely comprises common shares and each of them corresponds to a vote in Shareholders’ Meeting decisions.

Board of Directors is the competent body to decide on issuances and will determine issuance conditions, subscription, payment form and deadline, price per share, placement form (public or private) and its distribution in Brazil and/or abroad.

At the discretion of the Board of Directors, a share issue may be made, without right of preference or with a reduction of the time frame addressed by article 171, §4 of Law 6404, dated December 15, 1976, as amended (“Corporation Law”) of shares and debentures that are convertible into shares or a subscription bonus, the flotation of which is made through a sale on the stock exchange or by public subscription, or even through an exchange for shares in a takeover bid, in the terms established in law, within the limits of the authorized capital.

On February 28, 2019, the Company's capital increase was approved, within the limit of the authorized capital, in the amount of R$362, from R$488,467 (total as of December 31, 2018) to R$488,829, through issue of 25,578 new common registered, book-entry shares with no par value.

On June 25, 2019, the Company's capital increase was approved, from R$488,829 (four hundred and eighty-eight million, eight hundred and twenty-nine thousand) to R$645,447 (six hundred and forty-five million, four hundred and forty-seven thousand), through issuance of 23,100,000 (twenty-three million and one hundred thousand) shares, within limit of authorized capital, as provided for in the Company's Bylaws, in the form of American Depositary Shares ("ADS") of the New York Stock Exchange ("NYSE").

Capital is represented by authorized, subscribed and fully paid-up shares with no par value and is divided as follows:

	Founding shareholders	Treasury shares	Free float (*)	Consolidated

December 31, 2018	28,037,764	7,502,115	130,743,503	166,283,382
September 30, 2019	27,996,360	8,337,908	153,074,692	189,408,960

Linx S.A.

Notes to interim condensed consolidated financial statements

September 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

(*) The GIC Private Limited, Genesis Asset Managers and BlackRock Inc., held shareholding interest higher than 5% each one

The changes in the number of subscribed and fully paid-up shares are as follows:

December 31, 2018	166,283,382
Capital increase	23,125,578
September 30, 2019	189,408,960

        21.2    Capital reserves

The capital reserve is set up as follows:

	September 30, 2019	December 31, 2018

Share premium (a)	1,222,025	539,571
Stock option plan (Note 28)	23,677	16,104
Treasury shares purchased (b)	(174,776)	(148,373)
Expenditures with issuance of shares (c) (d)	(96,250)	(37,423)
	974,676	369,879

(a)   In compliance with 6,404/76, the issue price of the shares without par value may be allocated as part of the capital reserve. On 06/26/2019, based on the global offering of shares, was verified goodwill on capital subscription of R$682,454

(b)   On June 22, 2018, the opening of Company’s share buyback program was approved for the purpose of meeting the exercise of deferred stock programs and possibly stock option programs. Shares may also be held in treasury, disposed or canceled, without reduction of the Company’s capital, in compliance with the provisions of item 1 of article 30 of the Brazilian Corporation Law, and the standards set forth in ICVM 567/15

(c)   In conformity with IFRS 9 – Financial Instruments, transaction costs incurred on funding through issuance of new shares were recorded separately as a reduction to shareholders' equity

(d)   Corresponds to commission paid to banks (R$33,143), taxes payable (R$16,993), legal advice (R$4,796), independent audit (R$2,489) and other expenses (R$1,406)

        21.3    Legal reserve

It is formed of 5% of net income for the fiscal year, in conformity with article 193 of Law no. 6,404/76, up to the limit of 20% of the capital.

For the period ended September 30, 2019, pursuant to paragraph 1 of article 193 of Law 6,404/76, the Company did not set up a legal reserve, as the capital reserve amount exceeded the percentage of 30% of capital.

        21.4    Dividends

The Company's Bylaws establishes a minimum dividend of 25%, calculated on annual net income, adjusted as provided by article 202 of Law 6,404/76.

Linx S.A.

Notes to interim condensed consolidated financial statements

September 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

Additional dividends proposed by Management totaling R$22,236 were approved at the Annual Ordinary and Extraordinary General Meeting held on April 24, 2019 and are presented separately in 2018 shareholders' equity. The amounts were paid as of May 15, 2019 to shareholders. Based on the shareholding position of April 24, 2019.

22.  Provision for contingencies

The Group is defendant to judicial and administrative proceedings in various courts and governmental agencies, arising from the normal course of operations, involving tax, labor, civil and other issues.

At September 30, 2019, management, based on information provided by its legal advisors, keep a provision amounting to R$23,593 and, at December 31, 2018, amounting to R$10,960.

There are other lawsuits evaluated by legal advisors as being a possible risk in the amount of R$12,842 as of September 30, 2019 (R$10,986 as of December 31, 2018), for which no provision has been formed in view of the fact that the accounting practices adopted in Brazil do not require to be accounted for.

The possible contingencies of the acquired companies will be guaranteed by the former owners according to contracts of purchase and sale. The Group has sufficient amounts held to meet these commitments, classified under other receivables in the balance sheet, based on diligences carried out during the acquisition process.

Changes	Labor	Civil	Addition acquisition (*)	Total
Balance at December 31, 2018	1,358	1,022	8,580	10,960
Additions	3,809	801	9,924	14,534
Write-offs	(2,057)	(387)	-	(2,444)
Restatement	87	83	373	543
Balance at September 30, 2019	3,197	1,519	18,877	23,593

(*) Provision for contingent liabilities deriving from acquisitions of companies Hiper and Millennium (amounts prior to acquisition date by Linx Sistemas)

23.  Net operating revenue

Below, we show the reconciliation between gross revenue and net operating revenues for the period:

	Three-month period ended		Nine-month period ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Gross operating revenue
Subscription revenues	187,069	150,262	555,785	477,149
Consulting service revenues	40,035	48,321	92,805	97,246
	227,104	198,583	648,590	574,395

Sales deductions
PIS	(1,328)	(1,149)	(3,809)	(3,384)
COFINS	(6,129)	(5,298)	(17,576)	(15,616)
ISS	(5,502)	(4,478)	(14,853)	(12,703)
INSS (Social security)	(8,510)	(7,315)	(24,037)	(21,367)
Other	(1,685)	(1,232)	(4,508)	(3,383)
Cancellations and rebates	(7,048)	(4,802)	(17,449)	(14,478)
	(30,202)	(24,274)	(82,232)	(70,931)

	196,902	174,309	566,358	503,464

Linx S.A.

Notes to interim condensed consolidated financial statements

September 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

The Group does not have clients that individually represent more than 10% of revenues for the periods ended September 30, 2019 and 2018.

Table below presents geographical information as required by IFRS 8 – Operating segments:

	Geographical information
	September 30, 2019	September 30, 2018
Net revenue
Brazil	539,134	474,802
International	27,224	28,662
	566,358	503,464

Assets
Brazil	2,556,473	1,547,029
International	30,405	27,890
	2,586,878	1,574,919

Liabilities
Brazil	744,757	441,019
International	16,781	17,052
	761,538	458,071

24.  Costs, expenses and other operating expense / income

Three-month period ended			Nine-month period ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Nature
Rentals	(1,151)	(3,835)	(2,163)	(12,196)
Commissions	(9,534)	(8,071)	(28,505)	(26,037)
Depreciation and amortization	(30,545)	(20,596)	(86,483)	(58,000)
Maintenance and preservation	(1,439)	(1,550)	(4,486)	(4,906)
Personnel	(95,155)	(81,530)	(273,232)	(227,639)
Advertising and publicity	(2,570)	(2,467)	(9,103)	(9,025)
Outsourced services	(19,912)	(14,162)	(54,555)	(44,339)
Travel and accommodation	(3,671)	(3,560)	(10,274)	(10,693)
Telecommunications expenses	(6,672)	(9,979)	(19,724)	(26,825)
IT expenses	(471)	(713)	(2,271)	(2,260)
Other income	24	122	16,973	8,290
Other	(16,234)	(11,939)	(33,215)	(23,463)
	(187,330)	(158,280)	(507,038)	(437,093)

Function
Cost of services rendered	(70,596)	(62,030)	(194,012)	(180,577)
Administrative and general expenses	(45,566)	(46,578)	(144,577)	(129,037)
Selling expenses	(36,918)	(28,277)	(108,324)	(78,927)
Research and developed	(25,532)	(20,008)	(64,017)	(54,264)
Other operating income (expenses) net	(8,718)	(1,387)	3,892	5,712
	(187,330)	(158,280)	(507,038)	(437,093)

Linx S.A.

Notes to interim condensed consolidated financial statements

September 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

25.  Financial income (expenses)

	Three-month period ended		Nine-month period ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Financial income
Asset interest	1,262	(441)	2,113	1,376
Interest on finance assets	13,745	6,953	26,248	20,151
Discounts obtained	348	627	492	823
Foreign-exchange gain	9,470	5,460	14,072	15,553
IAS 29	150	-	150	-
Other income	(1,161)	(1,657)	(2,192)	1,005
	23,814	10,942	40,883	38,908

Financial expenses
Liability interest	(2,647)	(143)	(7,317)	(301)
Interest on loans and financing	(1,278)	(1,819)	(4,827)	(5,978)
Discount granted	(2,834)	(3,143)	(7,334)	(8,729)
Foreign exchange loss	(22,170)	(4,712)	(33,449)	(13,183)
Tax on financial operations	(3,253)	(162)	(3,720)	(503)
Effect of IAS 29 update	(288)	-	(428)	-
Other expenses	(1,785)	(3,374)	(4,737)	(6,275)
	(34,255)	(13,353)	(61,812)	(34,969)

	(10,441)	(2,411)	(20,929)	3,939

Linx S.A.

Notes to interim condensed consolidated financial statements

September 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

26.  Financial risk management and financial instruments

The Group are exposed to the following risks from the use of financial instruments:

•        Credit risk

•        Liquidity risk

•        Market risk

•        Operating risk

        26.1    Credit risk

Credit risk is the possibility of financial loss to the Group if a client or a counterpart to a financial instrument fails to fulfill its contractual obligations arising mainly from trade accounts receivable and investments of its subsidiaries.

The exposure of the Group to credit risk is influenced, mainly, by the individual characteristics of each client. The Group established a credit policy whereby every new client has its credit capacity individually analyzed prior to the standard payment terms and conditions.

The Group has a very diversified client portfolio with low concentration level, and the largest customer accounts for only 2.3% of gross subscription revenue.

The Group sets an allowance for doubtful accounts that represents its estimate of losses incurred in relation to trade accounts receivable (See Note 8). The main component of this allowance is specific and related to significant individual risks.

On September 30, 2019, the Group’s maximum exposure to credit risk on cash and cash equivalents, financial assets and trade accounts receivable was:

(i)               Cash and cash equivalents and interest earning bank deposits

	September 30, 2019	December 31, 2018

Cash and cash equivalents (Note 6)	28,652	49,850
Interest earning bank deposits (Note 7)	1,045,886	413,374
	1,074,538	463,224

(ii)              Trade accounts receivable

	September 30, 2019	December 31, 2018

Trade accounts receivable, net (Note 8)	229,004	170,382
	229,004	170,382

Linx S.A.

Notes to interim condensed consolidated financial statements

September 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

        26.2    Liquidity risk

Liquidity risk is the risk of the Group encountering difficulties in performing the obligations associated with its financial liabilities that are settled with cash payments or with other financial assets. The approach of the Group in liquidity management is to guarantee, as much as possible, that it will always have sufficient liquidity to perform its obligations upon maturity, under normal and stress conditions, without causing unacceptable losses or with a risk of sullying the reputation of the Group.

The table below shows the maturity profile of the Group’s financial liabilities:

Operation	Up to 1 year	Up to 2 years	From 3 to 5 years	> 5 years	Total

Suppliers	18,191	-	-	-	18,191
Loans and financing (Note 14)	40,561	49,095	66,506	63,362	219,524
Lease (Note 15)	14,426	27,764	47,388	61,415	150,993
Payables for the acquisition of businesses - Earn Out (Note 17)	30,835	61,036	15,179	-	107,050
Payables for the acquisition of businesses – retained installments (Note 17)	20,825	2,152	14,311	-	37,288
Payables for the acquisition of businesses – Other (Note 17)	1,098	-	-	-	1,098
Other liabilities (Note 20)	35,916	4,384	-	-	40,300
	161,852	144,431	143,384	124,777	574,444

As amounts included in this table are non-discounted cash flows, they will not be reconciled to the amounts disclosed in the statement of financial position for payables for the acquisition of businesses and lease.

Typically, the Group ensures that it has sufficient cash to cover expected operating expenses, including to comply with its financial obligations; this excludes the potential impact of extreme situations that cannot be reasonably foreseen, such as natural disasters.

        26.3    Market risk

Interest rate and inflation risk: Interest rate risk derives from debt portion indexed to TJLP, TLP, IPCA, IGPM, CDI and LIBOR, and from interest earning bank deposits in CDI, that may adversely affect financial income or expenses in case an unfavorable movement occurs in interest and inflation rates. This risk exposure as shown in the sensitivity analysis provided below.

        26.4    Operating risk

Linx S.A.

Notes to interim condensed consolidated financial statements

September 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

Operating risk is the risk of direct or indirect losses arising from different causes related to the processes, personnel, technology and infrastructure of the Group, and external factors, except credit, market and liquidity risks, as those arising from legal and regulatory requirements and from generally accepted corporate behavior standards. The objective of the Group is to manage the operating risk and the service quality risk in order to avoid sustaining financial losses and harming the reputation of the Group.

        26.5    Capital management

The policy of the Executive Board is to maintain a solid capital base to maintain the confidence of investors, creditors and market and the future development of the business. The Executive Board monitors returns on capital, which the Group defines as income (loss) from operating activities divided by total shareholders' equity. Executive Board also monitors the level of dividends to its shareholders.

        26.6    Financial instruments’ analysis

There is a comparison below, by class of book and fair value of the Group’s financial instruments:

		Carrying amount	Fair value	Carrying amount	Fair value
	Level	September 30, 2019	September 30, 2019	December 31, 2018	December 31, 2018

Financial assets
Cash and cash equivalents (Note 6)	2	28,652	28,652	49,850	49,850
Financial assets (Note 7)	2	1,045,886	1,045,886	413,374	413,374
Trade accounts receivable (Note 8)	2	229,004	229,004	170,382	170,382
Other receivables (Note 11)	2	51,284	51,284	50,620	50,620
Total		1,354,826	1,354,826	684,226	684,226

Financial liabilities
Suppliers	2	18,191	18,191	13,623	13,623
Loans and financing (Note 14)	2	219,524	219,524	249,981	249,981
Lease (Note 15)	2	113,488	113,488	-	-
Accounts payable for the acquisition of businesses (Note 17)	3	126,513	126,513	112,487	112,487
Other liabilities (Note 20)	2	40,300	40,300	10,307	10,307
Total		518,016	518,016	386,398	386,398

Amounts of these instruments recognized in the statement of financial position do not significantly differ from their fair values.

•        Trade accounts receivable and suppliers approximate their respective carrying amounts mostly due to the short-term maturity of these instruments.

•        Loans and financing and payables for the acquisition of businesses are contractually restated and represent the balance to be paid on the date of settlement of the contractual obligations.

Financial instruments per category:

Linx S.A.

Notes to interim condensed consolidated financial statements

September 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

		September 30, 2019		December 31, 2018
	Level	Fair value through profit or loss	Amortized cost	Fair value through profit or loss	Amortized cost
Financial assets
Cash and cash equivalents (Note 6)	2	4,402	24,250	4,428	45,422
Financial assets (Note 7)	2	1,045,886	-	413,374	-
Trade accounts receivable (Note 8)	2	-	229,004	-	170,382
Other receivables (Note 11)	2	-	51,284	-	50,620
		1,050,288	304,538	417,802	266,424
Financial liabilities
Suppliers	2	-	18,191	-	13,623
Loans and financing (Note 14)	2	-	219,524	-	249,981
Lease (Note 15)	2	-	113,488	-	-
Accounts payable for the acquisition of businesses (Note 17)	3	126,513	-	112,487	-
Other liabilities (Note 20)	2	-	40,300	-	10,307
		126,513	391,503	112,487	273,911

        26.7    Fair value hierarchy

The Company applies the following hierarchy to determine the fair value of financial instruments:

• Level 1 — Prices quoted (not adjusted) in active markets for identical assets and liabilities

• Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

• Level 3 — Valuation techniques for which the lowest level input that is significant to fair the value measurement is unobservable.

The Company uses appropriate valuation techniques with the aid of enough data available to measure fair value, maximizing the use of relevant observable data and minimizing the use of unobservable data.

Quantitative disclosures of the fair value hierarchy as of December 31, 2018:

	Total	Prices quoted in active markets (Level 1)	Significant observable data (Level 2)	Significant non-observable data (Level 3)

Assets measured at fair value
Financial assets at fair value
Financial investments (Note 7)	413,374	-	413,374	-

Liabilities measured at fair value
Financial liabilities at fair value
Loans and financing (Note 14)	249,981	-	249,981	-
Accounts payable for the acquisition of subsidiaries (Note 17)	112,487	-	942	111,545

Linx S.A.

Notes to interim condensed consolidated financial statements

September 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

Quantitative disclosures of the fair value hierarchy as of September 30, 2019:

	Total	Prices quoted in active markets (Level 1)	Significant observable data (Level 2)	Significant non-observable data (Level 3)

Assets measured at fair value
Financial assets at fair value
Financial investments (Note 7)	1,045,886	-	1,045,886	-

Liabilities measured at fair value
Financial liabilities at fair value
Loans and financing (Note 14)	219,524	-	219,524	-
Lease (Note 15)	113,488	-	113,488	-
Accounts payable for the acquisition of subsidiaries (Note 17)	126,513	-	1,103	125,410

The Company uses appropriate valuation techniques with the aid of enough data available to measure fair value, maximizing the use of relevant observable data and minimizing the use of unobservable data.

        26.8    Sensitivity analysis for financial assets and liabilities

Main risks related to the Group’s transactions are linked to TJLP, TLP, CDI, IPCA, IGPM, IPC, SELIC and LIBOR change for BNDES financing and payables for the acquisition of businesses, and to CDI for interest earning bank deposits.

The investments with CDI are recorded at market value, according to quotations announced by the respective financial institutions and the others mainly refer to bank deposit certificates. Therefore, the recorded value of these securities does not differ from the market value.

In order to check the sensitivity of the indexer of interest earning bank deposits to which the Company was exposed to at September 30, 2019, we defined three scenarios for the risk of decrease in CDI. The September 2019 index, which was 5.40% (6.40% as of December 31, 2018), was defined as probable scenario; based thereon, 25% and 50% scenarios were defined.

Operation	Balance at September 30, 2019	Risk	Scenario I (probable)	Scenario II	Scenario III

Interest earning bank deposits	1,045,886	CDI decr.	5.40%	4.05%	2.70%
Financial revenue			56,478	42,358	28,239

In order to analyze sensitivity of debt indexes, to which the Group is exposed at September 30, 2019, three different scenarios were defined for the risk of increase in such indexes. This was based on TJLP, TLP, IPCA, IPC, IGPM, CDI and SELIC amounts in effect at September 30, 2019, available at CETIP, IBGE, Central Bank of Brazil, FGV, among others. Accordingly, a probable scenario was defined for 2019, based on which, 25% and 50% differences were calculated.

Linx S.A.

Notes to interim condensed consolidated financial statements

September 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

For each scenario the Group calculated the gross financial expense, not taking into account the taxes levied and the flow of maturities for each contract scheduled for 2019. The base date used for financings was September 30, 2019, projecting indices for one year and verifying their sensitivity in each scenario.

Operation	Balance at September 30, 2019	Risk	Scenario I (probable)	Scenario II	Scenario III

Financings – BNDES	219,524	TJLP incr.	13,062	16,333	19,603
Rate subject to change			5.95%	7.44%	8.93%

Payables for the acquisition of businesses	8,006	IGPM incr.	328	410	492
Rate subject to change			4.10%	5.12%	6.15%

Payables for the acquisition of businesses	3,298	CDI incr.	178	223	267
Rate subject to change			5.40%	6.75%	8.10%

Payables for the acquisition of businesses	13,865	IPCA incr.	352	440	527
Rate subject to change			2.54%	3.17%	3.80%

Payables for the acquisition of businesses	32,426	R$ decr.	1,349	1,686	2,023
Rate subject to change			4.16%	5.20%	6.24%

27.  Earnings per share

(a)    Basic earnings per share

Basic earnings per share is calculated by dividing profit attributable to the Group‘s shareholders by the weighted average number of common shares, as follows:

	September 30, 2019	September 30, 2018

Net income for the period	29,477	53,837
Weighted average of shares	167,048,053	164,068,336
Basic earnings per share - (in reais)	0.1765	0.3281

(b)    Diluted earnings per share

Diluted profit per share is calculated by adjusting the weighted average number of common shares, presuming the conversion of all the potential diluted common shares. The Group has a Stock Option Plan that provides for the granting of 4,060,627 stock options with the Plan’s total dilutive potential being represented by 902,560 stock options, including initial granting.

Linx S.A.

Notes to interim condensed consolidated financial statements

September 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

	September 30, 2019	September 30, 2018

Net income for the period	29,477	53,837
Weighted average number of shares (*)	175,442,684	166,309,665
Diluted earnings per share (in reais)	0.1680	0.3237

(*) Post-stock-split amounts at June 13, 2016

28.  Share-based payment

        28.1    Stock option

Changes in stock option plans are as follows:

	Stock option
	Number of outstanding shares	Weighted average price (in Reais)
December 31, 2018	946,123	16.41
Exercised	(41,922)
Canceled	(1,641)
September 30, 2019	902,560	19.16

        28.2    Restricted shares

On January 22, 2019, the Board of Directors approved a grant of restricted shares totaling 1,011,846 shares, of which 183,286 for the members of the statutory executive board, 303,560 for employees and 525,000 referring to the "Extraordinary Program of Restricted  Shares Linx Pay Hub", at a fair value of R$28.31 (market price at the date of grant), subject to adjustments deriving from stock split, grouping and bonus, and also adjusted for possible dividend and/or interest on equity payment. These restricted shares vest 100% at the end of four years.

On April 2, 2019, the Board of Directors approved the grant of restricted shares, totaling 28,425 shares, for Hiper employees.

On May 13, 2019, the Board of Directors approved the granting of restricted shares, totaling 1,970,490, of which 1,125,000 for members of the statutory board Linx Pay Hub, 37,500 for Linx Pay Hub employees, 798,000 for "Extraordinary Program of Linx Pay Hub Core Restricted Shares" and 9,990 Restricted Shares to the Company's Independent Directors at a fair value of R$29.69.

Linx S.A.

Notes to interim condensed consolidated financial statements

September 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

On July 3, 2019, the Board of Directors approved the granting of restricted shares, totaling 22,000, being distributed under the terms of the Restricted Share Plan to the beneficiaries at a fair value of R$34.16.

On September 6, 2019, the Board of Directors approved the Restricted Shares Extraordinary Program - 2019, pursuant to the Company's Restricted Shares Plan, approved at the Extraordinary General Meeting held on January 23, 2019, as well as the granting of up to 50,000 restricted shares, resulting from said program, distributed to the beneficiaries at a fair value of R$31.82.

Changes in restricted shares are as follows:

	Restricted shares
	Number of outstanding shares	Weighted average price (in Reais)
December 31, 2018[1]	1,033,868	-
Granted	1,011,846	28.31
Canceled	(20,887)	-
March 31, 2019[1]	2,024,827	-
Granted	1,998,915	29.69
Canceled	(38,642)	-
June 30, 2019[1]	3,985,100	-
Granted	22,000	34.16
Granted	50,000	31.82
Canceled	(31,290)	-
September 30, 2019[1]	4,025,810	-

1 There were no vested Restricted Shares by the year ended December 31, 2018, neither for the period ended September 30, 2019.

The expense related to share-based compensation in the period ended September 30, 2019 is R$7,573 (R$1,061 as of September 30, 2018) recorded in the statement of income as payroll expenses. This effect did not impact the Company’s cash.

The accumulated balance in shareholders’ equity presented in the capital reserve under “stock option plan” in the period ended September 30, 2019 is R$23,677 (R$16,104 as of December 31, 2018).

29.  Subsequent event

Linx S.A.

Notes to interim condensed consolidated financial statements

September 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

        29.1    Merger of Millennium Network Ltda.

The merger from Millennium Network Ltda. by the subsidiary Linx Sistemas e Consultoria Ltda. was approved at September 30, 2019.

The table below shows the carrying value at September 30, 2019 that will be merged (without any impact on the Company's ownership interest) at October 1, 2019 from Millennium Network Ltda.:

Assets		Liabilities
Cash and cash equivalents	1,150	Suppliers	434
Accounts receivable	1,376	Loans and financing	11
Recoverable taxes	1	Social charges	1,840
Other receivables	63	Tax liabilities	1,047
Current assets	2,590	Other liabilities	2
		Current liabilities	3,334

Property, plant and equipment	458	Payment taxes	1,561
Intangible assets	114	Other liabilities	118
Non-current assets	572	Non-current liabilities	1,679

		Capital	300
		Accumulated losses	(3,671)
		Net income for the year	1,520
		Shareholders' equity	(1,851)

Total assets	3,162	Total liabilities and shareholders' equity	3,162

        29.2    Acquisition of SetaDigital Sistemas Germentos Ltda.

On October 16, 2019 Linx S.A entered into a Share Purchase Agreement between Linx Sistemas e Consultoria Ltda. (“Linx Sistemas”), a wholly owned subsidiary of the Company, and the holders of the total capital of SetaDigital Sistemas Gerencial Ltda. (“SetaDigital”). Linx will pay R$28,000 in cash and, additionally, subject to the achievement of financial and operating targets for the years 2019 to 2021, will pay the amount of up to R$8,800

The acquisition of SetaDigital is another step by Linx to reinforce its cross-selling strategy which aims to encourage the customer to complement their initial purchase, representing an important growth opportunity for the Company.

September 30, 2019
Current Assets
Cash and cash equivalents	616
Trade accounts receivable	1,244
Other receivables	630
Total current assets	2,490
Property, plant and equipment, net	558
Intangible assets	9
Total non-current assets	567
Total assets	3,057

Current Liabilities
Suppliers	93
Labor obligations	834
Income tax	328
Other liabilities	2
Total current liabilities	1,257
Capital	1,800
Accumulated losses	(1,379)
Net earnings	1,379
Shareholders' Equity	1,800
Total liabilities and shareholders' equity	3,057

Linx S.A.

Notes to interim condensed consolidated financial statements

September 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

Alberto Menache Chief Executive Officer	Antonio Ramatis Fernandes Rodrigues Chief Financial Officer

Úrsula Copi Peres

Chief Accounting Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2019

Linx S.A.

By: /s/ Alexandre Kelemen

Name: Alexandre Kelemen

Title: Investor Relations Officer